Exhibit 12
WPX Energy, Inc.
Computation of Ratio of Earnings to Fixed Charges

Three months ended March 31,
2018
(Millions)
Earnings:
Loss from continuing operations before income taxes	$(41)
Less: Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	1
Loss before income taxes and equity earnings	(40)
Add:
Fixed Charges:
Interest accrued, including proportionate share from 50% owned investees and unconsolidated majority-owned investees	46
Capitalized Interest	—
Rental expense representative of interest factor	1
Total fixed charges	47
Less:
Capitalized interest	—
Total earnings as adjusted	$7
Fixed charges	$47
Ratio of earnings to fixed charges	0.15
Preferred dividend requirement	$5
Combined fixed charges and preferred dividends	52
Ratio of earnings to combined fixed charges and preferred dividends	$0.13